Exhibit 99.158
Blue Pearl Mining Ltd. (formerly Patent Enforcement and Royalties Ltd.)
Management’s Discussion and Analysis
For the year ended December 31, 2005
The following discussion and analysis should be read in conjunction with the Company’s consolidated financial statements and related notes thereto for the year ended December 31, 2005 and the six month period ended December 31, 2004 which were prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are Canadian dollars unless otherwise indicated. Additional information on the Company is available on SEDAR at www.sedar.com.
Disclosure Controls and Procedures
Management is responsible for the information disclosed in this management discussion and analysis and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. As of the financial year ended December 31, 2005, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, on the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2005 to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.
Overview
In April 2005, the shareholders of Patent Enforcement and Royalties Ltd. approved a change in corporate name to Blue Pearl Mining Ltd. (“Blue Pearl” or “the Company”), approved the change of business from patent enforcement to mining, and changed the fiscal year end to December 31. Blue Pearl will wind down the patent enforcement business as cases are settled or abandoned.
In 2005 Blue Pearl acquired the Davidson molybdenum property near Smithers, British Columbia at an initial cost of $1,059,449 and a 2.75% net smelter royalty with certain advance payments dependent on molybdenum prices of $100,000 to $500,000 per year. The Company is advancing this project to the feasibility stage and subsequently into production.
Selected Annual Information
(Canadian $ in thousands, except per share amounts)

		Six months	Year
	Year ended	ended	ended
	December 31,	December 31,	June 30,
	2005	2004	2004
Revenue	$157	$651	$2
Net (loss) income	$(4,626)	$335	$(467)
(Loss) income per share - basic and diluted	$(0.15)	$0.02	$(0.02)
Total assets	$9,445	$910	$329

Results of Operations — Year ended December 31, 2005 compared to six months ended December 31, 2004
Revenues decreased $493,910 during the year ended December 31, 2005 compared to the six months ended December 31, 2004. Revenue in 2004 resulted from a one-time dividend of $651,285 on Kinbauri Gold Corp. shares while revenue in 2005 was largely interest income.
In 2005, expenses increased by $4,467,719 compared to 2004. During 2005, the Company changed its business to mining, acquired the Davidson Property and began its plans to bring the property into production. Staff was hired, including a Chief Operating Officer, and activities commenced on the project. New offices were opened in Vancouver and Smithers, British Columbia. Davidson Property exploration and development expense was $2,602,094 in 2005 from nil previously. Project activities included rehabilitating the underground workings, constructing new drill stations, drilling to test the existing deposit, commencement of a feasibility study including a resource estimate and a mine plan, environmental baseline studies and environmental assessment application. General and administrative expense also increased by $1,482,010 in 2005 over 2004 as the Company became active, hired more staff and opened new offices. Included in these costs are office and administrative services costing $275,272 (2004 - $30,000) provided by Glencairn Gold Corporation that has certain common directors and officers with the Company. In 2004 the Company was winding down its patent enforcement activities and general and administrative costs were relatively small.
Stock option expense increased to $488,532 in 2005 from nil in the previous period as many new staff and directors were added and granted options in 2005.
Cash Flows
Operating activities used $3,034,104 in 2005 largely for Davidson Property and general and administrative expenses offset by an increase of non-cash working capital of $1,102,661. In 2004 a one-time dividend on Kinbauri shares owned by the Company more than offset the cash costs, which were mostly for general and administrative expenses, and provided $515,732 from operations.
Financing activities provided $11,048,590 in 2005 from two private placements of shares and warrants and options exercised. Shares and warrants issued were 19,820,382 and 9,857,871 respectively. In 2004 the $200,000 convertible debenture outstanding was repaid and a private placement of shares was completed for $400,000.
Investing activities in 2005 required $1,034,724 primarily to purchase the Davidson Property. In 2004, the initial deposit on the Davidson Property of $75,000 was paid.
Liquidity and Capital Resources
At December 31, 2005 the Company had cash and cash equivalents of $7,778,404 and working capital of $6,591,277.
In addition to the cash on hand at December 31, 2005 the Company completed a private placement in January 2006 and expects to complete another in April 2006. In January 2006, the Company closed a private placement of 500,000 units at a price of $.80 per unit to raise gross proceeds of $400,000. Each unit is comprised of one common share and one “A” warrant and 0.4 of one “B” warrant. Each whole “A” warrant entitles the holder to purchase one common share at a price of $1.00 until February 8, 2008. Each whole “B” warrant entitles the holder to purchase one common share at a price of $0.80 until February 8, 2008. In March the Company entered into an agreement with a syndicate of agents to complete a private placement offering on a best efforts basis of up to 1,060,000 flow-through common shares at a price of $2.85 per flow-through share for total gross proceeds of up to $3,021,000. This financing is expected to close in April 2006. Also, subsequent to year end and up to March 16, 2006, the Company issued

2,841,720 shares on exercise of warrants and options for proceeds of $2,284,054. The Company plans to use the net proceeds of these financings and its cash balance at December 31, 2005 to advance the exploration and development of its Davidson molybdenum property, payment of the advance royalty of $500,000 in April and for general working capital.
Cash at December 31, 2005, and subsequent financing, is expected to be adequate to complete the Davidson Property feasibility study and fund the Company’s working capital requirements to the end of 2006. Further financings will be required to construct the operating facilities determined by the feasibility study and to complete the Endako agreement discussed in the Outlook section below.
Contractual Obligations
The following table presents as at December 31, 2005, the Company’s known contractual obligations, aggregated by type of contractual obligation:

	Payments due in
						2010
Description	Total	2006	2007	2008	2009	and later
Operating leases	$72,085	$42,340	$23,700	$6,045	$—	$—
Property payments	2,753,185	650,637	525,637	525,637	525,637	525,637
Administrative services	300,000	300,000	—	—	—	—
Site reclamation and closure	335,000	—	—	—	—	335,000

	$3,460,270	$992,977	$549,337	$531,682	$525,637	$860,637

Operating leases are for premises and equipment. Property payments are fees to maintain the claims and minimum payments under the Davidson Property purchase agreement assuming the molybdenum price remains at current levels. Administrative services are costs paid to Glencairn Gold Corporation for provision of office space and administrative services.
Outlook
The Company is continuing the activities to bring the Davidson Property into production. The environmental assessment process, the reserve report and the mine plan are expected to be complete in 2006 and this will enable the feasibility study to be completed also in 2006. The feasibility study is focused on commencing mining with a high-grade portion of the Davidson Property’s Main Deposit, shipping ore to an area processing facility and constructing a 2000-tonne-per-day milling circuit.
While the feasibility study has concentrated on the Main Deposit at the Davidson Property exploration drilling has been taking place on the Lower Deposit. The drill hole results received to date have confirmed the potential of this deposit.
In February 2006 the Company signed a non-binding Memorandum of Understanding (“MOU”) with Endako Mines (a joint venture of Thompson Creek Mining Ltd. and Sojitz Moly Resources Inc.) for construction of a milling circuit to process ore from Blue Pearl’s Davidson Property at Endako’s mine site near Fraser Lake, B.C.

Blue Pearl will build, at its expense, a milling circuit capable of processing 2,000 tonnes of ore per day and producing saleable molybdenum concentrate at the Endako Mine, approximately 200 km by road from the Davidson Project. Blue Pearl will benefit from Endako’s existing infrastructure. Under the terms of the MOU, Endako will provide the management, supplies and personnel to operate the Blue Pearl circuit and will be responsible for its maintenance. Blue Pearl will pay Endako for the costs of operating the circuit. Blue Pearl will also pay to Endako a sliding-scale fee based on the market price of molybdenum, ranging from US$0.80 to US$2.00 per pound of molybdenum produced, subject to a minimum monthly fee.
On signing of a definitive agreement, which is expected to take place before May 31, 2006, Blue Pearl will pay Endako US$5 million, half of which may be paid, at Blue Pearl’s discretion, in Blue Pearl shares.
The MOU allows for separate agreements to deal with the roasting and marketing of Blue Pearl’s concentrate.
The Company expects to have the mine on the Davidson Property and the Endako milling circuit in production by late 2007.
Risk and Uncertainties
Commodity price — The Company’s primary product will be molybdenum and the molybdenum price realized will be the major factor in determining the Company’s profitability. The price is set in worldwide markets that may be affected by the value of the US dollar relative to other currencies, political and economic events, supply and demand and many other factors.
Currency — Most of the Company’s costs are denominated in Canadian dollars while revenue will be in US dollars. An increase in the Canadian dollar would increase operating and capital costs.
Mineral reserves — Mineral reserves estimates depend on statistical inferences based on data from drilling. These estimates may prove to be imprecise once a particular section is mined and actual production may be less than the mineral reserve estimate.
Financial — Construction of a mine requires considerable capital that may not be available to the Company in the equity or debt markets.
Construction — Mine construction is subject to risks such as weather or supplier cost increases that may delay completion.
Environmental — Provincial and federal environmental laws will regulate the Company’s mining operations and reclamation activities. Future changes to these laws may increase operation or reclamation costs or require financial deposits to guarantee reclamation.
Summary of Quarterly Results
(Canadians in thousands, except per share amounts)

	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31
	2004	2004	2004	2004	2005	2005	2005	2005
Revenue	1	—	—	651	—	33	64	60
Net income (loss)	(143)	(108)	(73)	408	(292)	(645)	(889)	(2,800)
Income (loss) per share - basic and diluted	(0.01)	(0.00)	(0.00)	0.02	(0.01)	(0.03)	(0.04)	(0.07)
Total assets	442	329	281	910	10,868	9,841	10,672	9,445

Review of Quarter Ended December 31, 2005
In the fourth quarter of 2005 expenses increased by $2,743,481 from the comparable 2004 quarter due to the change in the Company’s business from patent enforcement to mining. During the quarter ended December 31, 2005 the Company’s expenditures for Davidson Property exploration and development increased to $2,251,014 as the Company engaged consultants to assist in the feasibility study and rehabilitation of the underground access at the Davidson Property site. In the fourth quarter of 2004 the Company had not yet incurred any significant expenditures related to the mining business and was winding down its expenses relating to patent enforcement.
Outstanding Share Data
Common shares and convertible securities outstanding at March 16, 2006 were:

				Common
	Expiry		Securities	Shares on
Security	Date	Exercise Price	Outstanding	Exercise
Common shares				46,421,102
Warrants	Mar 22, 2007 to Feb 3, 2008	$0.70 to $1.00	8,151,151	8,151,151
Share options	Oct 20, 2006 to Aug 11, 2010	$0.15 to $0.70	3,661,000	3,661,000

				58,233,253

FORWARD-LOOKING INFORMATION
Certain statements in this Management’s Discussion and Analysis of financial condition and results of operations contain “forward-looking statements” within the meaning of applicable Canadian securities legislation, which reflect management’s expectations regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements can be identified by the use of words such as “expects”, “plans”, “will”, “believes”, “estimates”, “intends”, “may”, “bodes”, and other words of similar meaning. Should known or unknown risks or uncertainties materialize, or should management’s assumptions prove inaccurate, actual results could vary materially from those anticipated. Many factors could cause results to differ materially from the results discussed in the forward-looking statements, including risks related to dependence on key suppliers, economic conditions, competition, regulatory change, molybdenum and other commodity prices, foreign exchange rates, and interest rates, changes in project parameters as plans continue to be refined, possible variations of ore grade, failure of plant, equipment or processes to operate as anticipated; and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Narrative Description of the Business — Risks Factors of the Company’s Annual Information Form for the year ended December 31, 2005 on file with the securities regulatory authorities in Canada . Although the forward-looking statements are based on what management believes to be reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this report, and the Company does not assume any obligation to update or revise them to reflect new events or circumstances. Accordingly, readers should not place undue reliance on forward-looking statements.